Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

William Penn Bancorporation

Bristol, Pennsylvania

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated January 15, 2020, relating to the financial statements of Fidelity Savings and Loan Association of Bucks County as of June 30, 2019 and 2018 and for the years then ended, which is contained in that Prospectus.

/s/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

October 15, 2020

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.